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                                                                 Exhibit (e)(15)


PARAVANT  INC.
89 Headquarters Plaza North
Suite 1421
Morristown, New Jersey   07960
Phone: 973-63l-6190
Fax: 973-993-1757
Email: bcraven@paravant.com


DATE:       Draft

TO:         Jim  Clifford
            Executive Vice President M&A

PROM:       WILLIAM R. CRAVEN
            President

SUBJECT:    Continued Employment

CC:         Kris Joshi
            John Zisko

Dear Jim,

I'm delighted you have agreed to extend your employment with Paravant after the term of your employment agreement with the company ends on March 31, 2002. Your experience as a developer of relationships and negotiator with potential acquisition or merger candidates coupled with your accumulated knowledge as Secretary of the company along with the leadership you've exhibited with the stock option and compensation committees makes you a person hard to replace.

Going forward, effective April 1, 2002 we would expect that you would continue in your operating role as Executive Vice president of M&A reporting to me, and in your board role as Secretary of the Corporation. We would expect that you would split your time between the Arizona and Dayton offices. You will be on the headquarters salary role at a salary of $5,000 per month. You will be eligible to participate in the headquarters bonus, long term incentive and options plans, when HQ meets the requirements for such incentives. You would also be eligible for spot bonuses for successfully completed assigned tasks such as completing a particular merger or acquisition.

As agreed you do not wish to be under the company insurance plan as you are fully covered under your wife's plan and under Medicare.

We understand that you wish to have more freedom in your schedule and would further expect that you will work flexible hours consistent with the proposed reduction in salary, however we expect that your duties as secretary and as the executive in charge of M&A will be fully and successfully completed as schedules require.

I'm personally delighted that you have chosen to continue to work as an employee because you have been such a helpful advisor to me and to the entire senior staff.

Sincerely,